Exhibit 99.3
FORM OF LOCK-UP AGREEMENT
          THIS AGREEMENT made the 28th day of December, 2009.
          BETWEEN:
THE PERSONS NAMED ON THE SIGNATURE PAGES HERETO,
(each such person a “Seller” and collectively the “Sellers”),
- and -
CRCC-TONGGUAN INVESTMENT CO., LTD.
a company existing under the laws of the People’s Republic of China,
(hereinafter called the “Offeror”).
          WHEREAS Tongling Nonferrous Metals Group Holdings Co., Ltd. (“Tongling”) and China Railway Construction Corporation Limited (“CRCC”) are the sole shareholders of CRCC-Tongguan, together holding 100% of the equity of CRCC-Tongguan;
          WHEREAS the Offeror wishes to acquire all of the common shares of the Company (defined below), including common shares issued on the exercise or exchange of Options (the “Shares”) and the Offeror is prepared to make the Offer on the terms and subject to the conditions contained herein;
          AND WHEREAS each of the Sellers is the beneficial owner of Shares and/or Options of Corriente Resources Inc. (the “Company”);
          AND WHEREAS the Offeror, Tongling and CRCC are contemporaneously herewith entering into an acquisition support agreement (the “Support Agreement”) with the Company which provides for, among other things, the Offeror making, or causing to be made, a take-over bid to acquire all of the outstanding Shares on a fully-diluted basis for a purchase price of $8.60 in cash per Share (the “Offer”);
          AND WHEREAS this Agreement sets out the terms and conditions of the agreement of each Seller to (i) support the Offer, (ii) in the case of each Seller holding Options, exercise, in accordance with the procedures set forth in the Support Agreement, all Options owned by such Seller for common shares (“Subsequently Acquired Shares”) and deposit or cause to be deposited under, and not withdraw or cause to be withdrawn from, the Offer the Subsequently Acquired Shares issued upon such exercise, (iii) deposit or cause to be deposited under, and not withdraw or cause to be withdrawn from, the Offer all Subject Shares (defined below) beneficially owned or controlled by such Seller, and (iv) abide by the restrictions and covenants set forth herein;
          AND WHEREAS the Offeror is relying on the covenants, representations and warranties of each Seller set forth in this Agreement in connection with the execution and delivery of the Support Agreement by the Offeror;
          NOW THEREFORE THIS AGREEMENT WITNESSES THAT, in consideration of the respective covenants and agreements of the parties herein contained, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged by each party, each party covenants and agrees as follows:
ARTICLE 1
INTERPRETATION
1.1 All capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Support Agreement. All references herein to the Support Agreement or any portion thereof refer to the Support Agreement (together with all schedules thereto) as amended, modified, replaced or supplemented from time to time.
1.2 In this Agreement, unless otherwise expressly stated or the context otherwise requires:
(a)	references to “herein”, “hereby”, “hereunder”, “hereto” and similar expressions are references to this Agreement in its entirety and not to any particular provision of this Agreement;

(b)	references to an “Article” or a “Section” are references to an Article or a Section of this Agreement;

(c)	words importing the singular shall include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders;

(d)	the division of this Agreement into Articles and Sections and the insertion of headings is for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(e)	if the date on which any action is required to be taken hereunder by any party is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day;

(f)	a period of Business Days is to be computed as beginning on the Business Day following the event that began the period and ending at 5:00 p.m. (Vancouver time) on the last day of the period if the period ends on a Business Day or at 5:00 p.m. (Vancouver time) on the next succeeding Business Day if the last day of the period is not a Business Day;

(g)	the term “person” shall, when used in this Agreement, include an individual, general partnership, limited partnership, corporation, company, limited liability company, body corporate, joint venture, unincorporated organization, trust, trustee, executor, administrator or other legal representative;

(h)	references to any legislation or to any provision of any legislation shall include any legislation or provision substituted therefor and all regulations, rules and interpretations issued thereunder or pursuant thereto, in each case, as the same may have been or may hereafter be amended, re-enacted or replaced from time to time;

(i)	references to any agreement or document (including this Agreement) shall be to such agreement or document (together with all schedules and exhibits thereto), as it may have been or may hereafter be amended, modified, replaced or supplemented from time to time; and

(j)	wherever the term “includes” or “including” is used, it shall be deemed to mean “includes, without limitation” or “including, without limitation”, respectively.
1.3 References to the “knowledge of the Seller” mean the actual knowledge or awareness of a Seller, or, if applicable, any senior officer of the Seller, and includes the knowledge that such Seller or senior officer, as applicable, would have assuming they made an enquiry reasonable in the circumstances of this Agreement.
1.4 Unless otherwise indicated, all dollar amounts referred to in this Agreement are expressed in Canadian dollars.
ARTICLE 2
THE OFFER
2.1 The Offeror hereby confirms to each Seller that the Offeror shall make the Offer, or cause the Offer to be made, in accordance with the terms and subject to the conditions set forth in the Support Agreement and shall within the time periods required by Applicable Securities Laws take up and pay for all Shares validly deposited under, and not validly withdrawn from, the Offer, all in accordance with the terms and subject to the conditions of the Support Agreement and the Offer.
2.2 The Offeror and the Seller agree that the Offeror shall have the right to increase the consideration for the Subject Shares under the Offer pursuant to the Support Agreement, and the Seller shall be entitled to receive all such increased consideration in respect of the Subject Shares taken up and paid for by the Offeror under the Offer whether or not any of the Subject Shares have been taken up and paid for by the Offeror under the Offer prior to any such increase.

ARTICLE 3
AGREEMENT TO DEPOSIT
3.1 This Lock-Up Agreement when signed and delivered by a Seller will constitute the agreement of such Seller, among other things, to accept the Offer and validly deposit and cause to be deposited and cause all acts and things to be done to deposit under the Offer all of the Shares currently owned or controlled by such Seller and, in any event, not less than the number of Shares set forth below such Seller’s name on the signature pages hereto, together with a duly completed and executed letter of transmittal, on the terms and conditions set out herein.
3.2 This Lock-Up Agreement when signed and delivered by a Seller that is a holder of Options (an “Optionholder”) will constitute the agreement of such Optionholder, among other things, to exercise the Options set forth below such Optionholder’s name on the signature pages hereto and to accept the Offer and validly deposit and cause to be deposited under the Offer the Subsequently Acquired Shares issued on such exercise of Options, together with a duly completed and executed letter of transmittal, on the terms and conditions set out herein or as otherwise contemplated by the Support Agreement.
3.3 Each Seller hereby covenants and agrees that if the Offeror makes the Offer in compliance with Article 2, the Seller shall deposit or cause to be deposited with the depositary under the Offer (a) within 25 calendar days of the mailing of the Circular, all of the Subject Shares then outstanding (and such Seller shall use commercially reasonable efforts to ensure that all of such Subject Shares have become registered in the name of the Seller prior to such deposit), and (b) no later than five business days prior to the first scheduled expiry time of the Offer, all such documents as may be necessary or desirable to deposit or cause to be deposited all of the Subsequently Acquired Shares, in each case in accordance with the terms of the Offer or as otherwise contemplated by the Support Agreement, and thereafter the Seller shall not withdraw or take any action to withdraw any of the Subject Shares deposited under the Offer (notwithstanding any statutory rights or other rights under the terms of the Offer or otherwise which the Seller might have), except as provided in this Agreement.
3.4 The term “Subject Shares” means: (a) the common shares set out immediately below the Seller’s name on the signature pages hereto, (b) all Subsequently Acquired Shares; (c) all common shares that may become beneficially owned or controlled, directly or indirectly, by a Seller after the date hereof and prior to the Expiry Time, including all common shares issued pursuant to any Option or other security of the Company convertible into or exchangeable or exercisable for Shares owned or controlled by such Seller or which may otherwise be acquired by such Seller after the date hereof and prior to the Expiry Time; and (d) any security that results from a reclassification, conversion, consolidation, subdivision or exchange of, or distribution or dividend on, the Shares or capital reorganization of the Company and any security convertible into or exchangeable or exercisable for any of the foregoing.

ARTICLE 4
CERTAIN COVENANTS OF THE SELLERS
4.1 Each Seller, severally and not jointly, covenants and irrevocably agrees that it shall and shall use commercially reasonable efforts to cause its Representatives to, from the date hereof until the earlier of (i) the termination of this Agreement pursuant to Article 8, and (ii) the Expiry Time, except in accordance with the provisions of this Agreement:
(a)	not, directly or indirectly: (i) make, solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing non-public information, permitting any visit to any facility or property of the Company or any Company Subsidiary, or entering into any form of written or oral agreement, arrangement or understanding) any inquiry, proposal or offer regarding, or that could reasonably be expected to lead to, any Acquisition Proposal (other than the Offer), (ii) engage in any discussions or negotiations regarding, or provide any information with respect to, or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any person (other than the Offeror, an Offeror Affiliate and their Representatives) to make or complete any Acquisition Proposal, (iii) accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal, or (iv) otherwise co-operate in any way with any effort or attempt by any person or group to do or seek to do any of the foregoing, provided, however, that nothing contained in this Section 4.1(a) shall prevent a Seller who is a director or senior officer of the Company from engaging, in such Seller’s capacity as a director or senior officer of the Company, in discussions or negotiations with a person in response to a bona fide Acquisition Proposal made by such person (which Acquisition Proposal did not result from a breach of a Lock-Up Agreement or the Support Agreement) in circumstances where the Company is permitted by the Support Agreement to engage in such discussions or negotiations;

(b)	immediately cease and cause to be terminated any existing solicitation, discussion or negotiation, if any, with any person (other than the Offeror, an Offeror Affiliate or their Representatives) with respect to any Acquisition Proposal or potential Acquisition Proposal, whether or not initiated by the Seller;

(c)	promptly (and in any event within 24 hours) notify the Offeror to the extent that the Seller or, to the knowledge of the Seller, any of its Representatives becomes, directly or indirectly, aware of any proposal, inquiry, offer or request (or any amendment thereto) (i) constituting, relating to, or which could reasonably be expected to lead to, an Acquisition Proposal, (ii) for discussions or negotiations relating to, or which could reasonably be expected to lead to, an Acquisition Proposal, or (iii) for non-public information relating to the Company, any Company Subsidiary, Mineral Right or Property, for access to properties, books and records of the Company or any Company Subsidiary or for a list of Shareholders; such notification shall be made first orally and then in writing and shall include a description of the material terms and conditions together with a copy of all documentation relating to any such Acquisition Proposal or inquiry in respect of an Acquisition Proposal within the Seller’s possession and such other details as the Offeror may request, acting reasonably;
(d)	not option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey or enter into any forward sale, repurchase agreement or other monetization transaction with respect to any of the Subject Shares, or any right or interest therein (legal or equitable), to any person or group or agree to do any of the foregoing;

(e)	not grant or agree to grant any proxy, power of attorney or other right to vote the Subject Shares, or enter into any voting agreement, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of securityholders or give consents or approval of any kind with respect to any of the Subject Shares;

(f)	not requisition or join in any requisition of any meeting of securityholders without the prior written consent of the Offeror, or vote or cause to be voted any of the Subject Shares in respect of any proposed action by the Company or its Shareholders or Affiliates or any other person or group in a manner which might reasonably be regarded as likely to prevent or delay the completion of the Offer or have a Material Adverse Effect in respect of the Company;

(g)	not deposit or cause to be deposited any Subject Shares under any Acquisition Proposal (other than the Offer); and

(h)	not do indirectly that which it may not do directly by the terms of this Article 4 or take any other action of any kind, directly or indirectly, which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of the Offer.
4.2 Each Seller covenants to co-operate with the Offeror in making all requisite regulatory filings.
ARTICLE 5
ALTERNATIVE TRANSACTION
5.1 If (i) the Offeror concludes that it is necessary or desirable to proceed with an Alternative Transaction and (ii) the Board of Directors recommends that Shareholders approve or support the Alternative Transaction, then each Seller irrevocably covenants to support the completion of the Alternative Transaction in the same manner as the Offer.
5.2 If an Alternative Transaction involves a meeting of securityholders of the Company, each Seller irrevocably covenants in favour of the Offeror to vote or cause to be voted and cause all acts and things to be done to vote all of the Subject Shares in favour of any matter necessary or ancillary to the completion of the transactions contemplated by such Alternative Transaction.

5.3 In the event of any proposed Alternative Transaction, any reference in this Agreement to the Offer shall refer to the Alternative Transaction to the extent applicable, all terms, covenants, representations and warranties of this Agreement shall be and shall be deemed to have been made in the context of the Alternative Transaction, and all references to the expiry time of the Offer, including the Expiry Time, herein shall refer to the date of closing of the transactions contemplated by the Alternative Transaction (as such date may be extended from time to time).
ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF THE SELLER
6.1 Each Seller, severally and not jointly, represents, warrants and, where applicable, covenants to the Offeror as follows and acknowledges that the Offeror is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement and the Support Agreement:
(a)	in the case of a Seller that is a corporate body:
(i)	the Seller is validly existing under the laws of its jurisdiction of incorporation and has all necessary power and authority to execute and deliver this Agreement and to perform its obligations hereunder; and
(ii)	the execution and delivery of this Agreement by the Seller and the performance by the Seller of its obligations hereunder have been duly authorized and no other proceedings on its part are necessary to authorize this Agreement and the performance of the Seller’s obligations hereunder;
(b)	this Agreement has been duly executed and delivered by the Seller and, assuming the due authorization, execution and delivery by the Offeror, constitutes a legal, valid and binding obligation, enforceable by the Offeror against the Seller in accordance with its provisions;
(c)	(i) the Seller beneficially owns or controls the number of common shares and Options set out immediately below the Seller’s name on the signature pages hereto, and (ii) the only securities of the Company beneficially owned or controlled by the Seller are those set out immediately below the Seller’s name on the signature pages hereto;
(d)	the Seller has the sole right to sell and vote, as applicable, the Subject Shares and all such Subject Shares shall, at the time the Offeror takes up and pays for Shares under the Offer, be beneficially owned solely by the Seller with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever;

(e)	no person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer from the Seller of any of the Subject Shares or any interest therein or right thereto, except the Offeror pursuant to this Agreement;
(f)	none of the execution and delivery by the Seller of this Agreement or the completion or performance of the transactions contemplated by this Agreement or the compliance with the obligations hereunder by the Seller will result in a breach of: (i) the constating documents of the Seller, if applicable; (ii) any agreement or instrument to which the Seller is a party or by which the Seller or any of the Seller’s property or assets is bound; or (iii) to the knowledge of the Seller, any Laws except, in the case of (ii) and (iii), such breaches which could not, individually or in the aggregate, impair the ability of the Seller to perform its obligations under this Agreement or otherwise delay the Seller in performing such obligations; and
(g)	there are no legal proceedings in progress or pending before any Governmental Entity, or, to the knowledge of the Seller, threatened, against the Seller or its Affiliates that would adversely affect in any manner the Seller’s ability to enter into this Agreement and to perform its obligations hereunder or the title of the Seller to any of the securities set out immediately below the Seller’s name on the signature pages hereto.
6.2 The representations and warranties of each Seller set forth in this Article 6 shall survive until the termination of this Agreement.
ARTICLE 7
REPRESENTATIONS AND WARRANTIES OF THE OFFEROR
7.1 The Offeror represents, warrants and, where applicable, covenants to the Seller as follows and acknowledges that the Seller is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement:
(a)	The Offeror is validly existing under the laws of its jurisdiction of incorporation and has all necessary power and authority to execute and deliver this Agreement and to perform its obligations hereunder;
(b)	The execution and delivery of this Agreement by the Offeror and the performance by the Offeror of its obligations hereunder have been duly authorized and no other proceedings on its part are necessary to authorize this Agreement and the performance of the Offeror’s obligations hereunder;
(c)	This Agreement has been duly executed and delivered by the Offeror and, assuming the due authorization, execution and delivery by the Seller, constitutes a legal, valid and binding obligation, enforceable by the Seller against the Offeror in accordance with its provisions; and

(d)	none of the execution and delivery by the Offeror of this Agreement or the completion or performance of the transactions contemplated by this Agreement or the compliance with the obligations hereunder by the Offeror will result in a breach of: (i) the constating documents of the Offeror, if applicable; (ii) any agreement or instrument to which the Offeror is a party or by which the Offeror or any of the Offeror’s property or assets is bound; or (iii) to the knowledge of the Offeror, any Laws except, in the case of (ii) and (iii), such breaches which could not, individually or in the aggregate, impair the ability of the Offeror to perform its obligations under this Agreement or otherwise delay the Offeror in performing such obligations.
7.2 The Offeror hereby makes to each Seller the representations and warranties set out in Schedule B to the Support Agreement and acknowledges that each Seller is relying upon these representations and warranties in connection with the entering into of this Agreement.
7.3 The representations and warranties of the Offeror set forth in this Article 7 shall survive until the termination of this Agreement.
ARTICLE 8
TERMINATION
8.1 This Agreement may be terminated by notice in writing in respect of a Seller:
(a)	at any time by written agreement of the Offeror and such Seller;
(b)	by such Seller if:
(i)	the Offeror has not made the Offer by the Latest Mailing Time.
(ii)	the Offer shall have expired or shall have been withdrawn in accordance with its terms;
(iii)	the Offeror has not complied in any material respect with any covenant contained in this Agreement or if any representation or warranty of the Offeror herein is untrue or incorrect in any material respect and, in each case, such non-compliance or inaccuracy would reasonably be expected to prevent the completion of the Offer and is not curable or, if curable, is not cured by the earlier of the date that is five Business Days from the date of written notice of such breach and the Business Day prior to the Expiry Date;
(iv)	the Offer has been made and the Offeror has not taken up and paid for all Shares deposited under the Offer when required to do so in accordance with applicable Law; or
(v)	the Support Agreement is terminated in accordance with its terms;

provided that at the time of such termination pursuant to this Section 8.1(b) by a Seller, such Seller is not in default in any material respect in the performance of its obligations under this Agreement; and
(c)	by the Offeror if:
(i)	any Seller has not complied in any material respect with its covenants contained in this Agreement and such non-compliance is not curable or, if curable, is not cured by the earlier of the date that is five Business Days from the date of written notice of such breach and the Business Day prior to the Expiry Date;
(ii)	any representation or warranty of any Seller under this Lock-Up Agreement is untrue or incorrect in any material respect; or

(iii)	the Support Agreement has been terminated in accordance with its terms; or

(iv)	any condition of the Offer is not satisfied or waived by the Offeror at or prior to the Expiry Time;
provided that at the time of such termination pursuant to this Section 8.1(c) by the Offeror, the Offeror is not in default in any material respect in the performance of its obligations under this Agreement.
8.2 No termination pursuant to Section 8.1 in respect of a Seller (a “Terminated Seller”) shall prejudice the rights of the Offeror in respect of any other Seller or the rights of any other Seller in respect of the Offeror and such termination shall only be effective with respect to the Terminated Seller. Upon termination of this Agreement in accordance with Section 8.1, the Terminated Seller shall be entitled to withdraw from the Offer such Terminated Seller’s Shares.
ARTICLE 9
DISCLOSURE
9.1 Each Seller hereby covenants and irrevocably agrees that, except as required by applicable Law or by any Governmental Entity, prior to the public announcement by the Offeror of the entering into of the Support Agreement or of its intention to make the Offer, it shall not, directly or indirectly, disclose to any person (other than the Company and its financial and legal advisors) the existence of this Agreement or the terms and conditions of this Agreement, or the possibility of the Offeror making the Offer or any term or condition or other information concerning the Offer.
9.2 Each Seller hereby consents to the disclosure of the substance of this Agreement in any press release or any circular relating to the Offer and to the filing of this Agreement as may be required pursuant to applicable Law.

ARTICLE 10
GENERAL
10.1 Notwithstanding any other provision in this Agreement, the Seller is bound hereunder solely in his or her capacity as a shareholder of the Company and the provisions hereof shall not prevent the Seller from acting in his or her capacity as a director, officer or employee of the Company, as applicable. For avoidance of doubt, nothing in this Agreement shall limit any person from fulfilling their fiduciary duties as a director or officer of the Company.
10.2 This Agreement shall become effective upon execution and delivery hereof by each of the Sellers.
10.3 The rights and obligations of each Seller under this Agreement shall be several and not joint with the other Sellers.
10.4 Subject to the terms and conditions of this Agreement, each Seller agrees to cooperate in good faith and use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, desirable or advisable (a) to facilitate the successful completion of, and make effective as promptly as is practicable, the Offer, and (b) for the discharge by such Seller of its obligations under this Agreement, including in each case the execution and delivery of such documents as another party hereto may request, acting reasonably.
10.5 This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective heirs, executors, legal representatives, administrators, successors and permitted assigns.
10.6 This Agreement may not be assigned by a Seller without the prior written consent of the Offeror and this Agreement may not be assigned by the Offeror without the prior written consent of each Seller, except that the Offeror may assign all or any part of their rights or obligations under this Agreement to one or more Offeror Affiliates.
10.7 Time shall be of the essence of this Agreement.
10.8 Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if in writing, delivered or sent by facsimile transmission:
(a)	in the case of each Seller, at the facsimile number or address set out immediately below the Seller’s name on the signature pages hereto:

(b)	in the case of the Offeror:

CRCC-Tongguan Investment Co., Ltd.

c/o Tongling Nonferrous Metals Group Holding Co., Ltd. West Wing, You Se Plaza, Changjiang West Road Tongling 244001 Anhui Province, People’s Republic of China

Attention: Mr. Hu Guobin: Fax: +86 56 2282 5082

and with a copy to (which shall not constitute notice):

Davies Ward Phillips & Vineberg LLP Suite 4400 — 1 First Canadian Place Toronto, ON M5X 1B1

Attention: Ian R. McBride Fax: (416) 863-0871

(c)	at such other address as the party to which such notice or other communication is to be given has last notified the party giving the same in the manner provided in this Section 10.7.
10.9 This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and each of the parties irrevocably attorn to the jurisdiction of the courts of the Province of British Columbia.
10.10 Each Seller acknowledges and agrees that: (i) this Agreement is an integral part of the Offer and the Offeror would not contemplate making the Offer unless this Agreement was entered into by such Seller; (ii) money damages would not be a sufficient remedy for any breach of this Agreement by any Seller; (iii) in addition to any other remedy at law or in equity that the Offeror may have, the Offeror shall be entitled to seek equitable relief, including injunction and specific performance, in the event of any breach of the provisions of this Agreement; and (iv) such Seller shall waive any requirement for the securing or posting of any bond in connection with such remedy. Each of the parties hereby consents to any preliminary application for such relief to any court of competent jurisdiction. The prevailing party shall be reimbursed for all costs and expenses, including reasonable legal fees, incurred in enforcing the other party’s obligations hereunder. Such remedies shall not be deemed to be exclusive remedies for the breach of this Agreement but shall be in addition to all other remedies at law or in equity.
10.11 If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not irremediably affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled according to their original tenor to the extent possible.
10.12 The parties waive the application of any rule of law which otherwise would be applicable in connection with the construction of this Agreement that ambiguous or conflicting terms or provisions should be construed against the party who (or whose counsel) prepared this Agreement or any earlier draft of this Agreement.
10.13 Each Seller acknowledges that it:
(a)	has been advised by the Offeror to seek independent legal advice;

(b)	has sought such independent legal advice or has deliberately decided not to do so;

(c)	understands its rights and obligations under this Agreement; and

(d)	is executing this Agreement voluntarily.
10.14 This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all other prior agreements, understandings, negotiations and discussions, whether written or oral, among the parties. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided herein.
10.15 This Agreement may be executed in any number of counterparts, by original or facsimile signature, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.
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          IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

CRCC-TONGGUAN INVESTMENT CO., LTD.
By
Name:
Title:

By
Name:
Title:

Irrevocably accepted and agreed to this ___ day of December, 2009.

SIGNED, SEALED & DELIVERED in the presence of:	}

Witness		Name:

Address:

Facsimile:

Common shares beneficially owned:

Name of registered owner if different from beneficial owner:

Options: